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                                                                    EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE

For Additional Information Contact:

Bob Farrell
David Allan
Corporate Group Vice President                             Robinson Lerer Sawyer
Miller
  and General Counsel
(212) 484-7780
Fresenius USA, Inc.
(510) 295-0200

                    FRESENIUS USA TO PARTICIPATE IN FORMATION
                            OF FRESENIUS MEDICAL CARE

                  INDEPENDENT DIRECTORS APPROVE EXCHANGE RATIO

          WALNUT CREEK, CALIFORNIA AND BAD HOMBURG, V.D.H., GERMANY, MAY 8, 1996
- - Fresenius USA, Inc. (ASE: FRN) and Fresenius AG (Frankfurt Stock Exchange:
FRE) today jointly announced that an agreement has been reached between Fresenius AG and the Independent Committee of Directors of Fresenius USA on the terms on which the public stockholders of Fresenius USA will participate in the previously-announced combination of National Medical Care, Inc. and the worldwide dialysis business of Fresenius AG. That combination, to be called "Fresenius Medical Care AG", will create the world's largest integrated dialysis company.

          Under the terms of the agreement with the Independent Committee announced today, the public shareholders of Fresenius USA will receive approximately 1.112 American Depositary Shares ("ADSs") of Fresenius Medical Care AG for each share of Fresenius USA. Each ADS will evidence one-third of an ordinary share of Fresenius Medical Care AG. This exchange ratio is based on the current intent that 70,000,000 ordinary shares of Fresenius Medical Care AG will be outstanding.

          Fresenius AG and Fresenius USA also noted that it was previously anticipated that Fresenius Medical Care AG would have approximately 217,170,000 ordinary shares outstanding on a fully diluted basis. The agreement announced today is equivalent to an exchange of one share of Fresenius USA for 1.15 ordinary shares of Fresenius Medical Care AG under this original assumption.

          The agreement announced today also assumes that Fresenius USA will reacquire outstanding stock options or other equity

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securities, such that Fresenius AG's fully diluted interest in Fresenius Medical
Care AG is not reduced below 50.3%. Accordingly, the public stockholders of Fresenius USA, on a fully diluted basis, will receive 4.9% of Fresenius Medical Care AG shares outstanding after the closing. As previously announced, holders of common shares of W.R. Grace & Co. (NYSE: GRA) will receive the remaining
44.8% of the equity of Fresenius Medical Care AG.

          Dr. Gerd Krick, Chief Executive Officer of Fresenius AG, said that he was "pleased with this step in the orderly process of moving the overall transaction to a successful conclusion." He added that this increased exchange ratio for the public stockholders of Fresenius USA over the original offer "fully reflects the 10 years of growth of Fresenius USA under the majority ownership of Fresenius AG from a small struggling dialysis company to a profitable business that is a significant competitor in all aspects of the dialysis market in North America."

          Robert Ehrlich, Chairman of the Independent Committee, said that "we are gratified at the outcome of these negotiations, which resulted in an exchange ratio that both the Independent Committee and Salomon Brothers, our financial advisors, believe is fair to the public stockholders of Fresenius USA."

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